Exhibit 99.13

CONSENT OF YONGMING (ALEX) ZHANG

I hereby consent to the use of my name and information attributed to me included or incorporated by reference in the Annual Report on Form 40-F for the year ended June 30, 2022 of New Pacific Metals Corp. and the Registration Statement on Form F-10 (Registration No. 333-257344) of New Pacific Metals Corp. being filed with the United States Securities and Exchange Commission.

Dated: September 28, 2022

/s/ "Yongming (Alex) Zhang"
Yongming (Alex) Zhang, P.Geo.